EXHIBIT 12.2

PIFCo

STATEMENT AS TO COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	In Thousands of U.S. Dollars					Six Months Ended June 30, 2004
	Year Ended December 31,
	1999	2000	2001	2002	2003
Income (loss) before income taxes and minority interest	20,393	26,329	(20,331)	(65,462)	(3,011)	(73,157)
Add fixed charges as adjusted (from below)	142,232	219,637	187,020	298,737	468,782	293,319

Earnings	162,625	245,966	166,689	233,275	465,771	220,162

Fixed Charges:
Interest Expense:
Interest on Indebtedness	142,232	219,637	178,979	287,856	460,151	287,938
Dividends declared
Capitalized				2,432
Amortization of debt costs			8,041	10,881	8,631	5,381

Fixed charges before adjustments	142,232	219,637	187,020	301,160	468,782	293,319

Less capitalized interest				(2,423)

Fixed charges as adjusted	142,232	219,637	187,020	298,737	468,782	293,319

Ratio (earnings divided by fixed charges before adjustments)	1.14	1.29	0.89	0.77	0.99	0.75